Exhibit 3.1

CERTIFICATE OF RETIREMENT

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

SURGALIGN HOLDINGS, INC.

Pursuant to Section 243(b) of the General Corporation Law

of the State of Delaware

Surgalign Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies as follows:

1.    All 50,000 issued and outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), of the Corporation have been redeemed by the Corporation.

2.    The Amended and Restated Certificate of Designation of the Corporation filed with the Secretary of State of the State of Delaware on July 20, 2020 (the “Certificate of Incorporation”) provides that any shares of Series A Preferred Stock that are redeemed by the Corporation shall be cancelled and retired and may not be reissued sold or transferred by the Corporation.

3.    The Board of Directors of the Corporation has adopted resolutions retiring all such shares of Series A Preferred Stock.

4.    Accordingly, pursuant to the provisions of Section 243(b) of the General Corporation Law of the State of Delaware, upon the effective date of the filing of this Certificate of Retirement, the Certificate of Incorporation of the Corporation (including, without limitation, the Amended and Restated Certificate of Designation of the Series A Convertible Preferred Stock of the Corporation) shall be amended so as to eliminate all reference to the Series A Preferred Stock and so as to reduce the total number of designated shares of Series A Preferred Stock from 50,000 to zero.

* * * * * * *

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer of the Corporation this ______ day of July, 2020.

By:
Name:	Jonathon M. Singer
Title:	Chief Operating, Financial and Administrative Officer